

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2020

Tong Chen
Chief Executive Officer
Primavera Capital Acquisition Corp.
41/F Gloucester Tower
15 Queen's Road Central
Hong Kong

> **Re: Primavera Capital Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted November 16, 2020**
> **CIK No. 0001818787**

Dear Mr. Chen:

We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

General

1. Please describe clearly the terms of issuance of the 2,000,000 shares in September 2020 including to whom they were issued and any conditions relating to their issuance, such as being in contemplation of one or more forward purchase agreements or backstop arrangements. Also, clarify your statement that these securities "will be forfeited in connection with the closing of this offering to the extent we do not do so." Revise the disclosure throughout your prospectus to reflect this issuance, as applicable. If your founder shares would represent more than 20% of the outstanding shares after this offering please state that clearly. We may have further comment.

You may contact Ruairi Regan at 202-551-3269 or Maryse Mills-Apenteng at 202-551-3457 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Deanna L. Kirkpatrick, Esq.